Shark Wheel

Technology Hardware Retail B2C B2B

Shark Wheel reinvented the wheel. Literally.
Scientifically proven advantages.

 SHARKWHEEL.COM LAKE FOREST





The Shark Wheel was born from a scientific discovery made by Shark Wheel inventor, David Patrick. Once the wheel was found to have advantages compared to a traditional wheel, it was clear that a major business opportunity existed.

Gary Fleishman Chief Executive Officer @ Shark Wheel

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Why you may want to support us...

1. Working with multiple industry-leading partners on multi-million dollar deals

2. Scientifically proven advantages by San Diego State University in multiple categories

3. Aired on Shark Tank, Discovery Channel, FedEx commercials, FOX, and much more

4. Won two government grants for its farming wheel solution (~$1M). Farming test results show significant advantages

5. Just signed deal-Shark Wheels will be on US military deployment bags

6. Just signed pallet jack/forklift licensing deal with one of the industry leaders.

7. Just signed luggage deal-Shark Wheels will be on all NFL, NBA, MLB, NHL, PGA Tour, Olympics and 150 top University bags

8. Grossed over $1.1M in a 90-day span May 2020-July 2020 during COVID

Why investors 🖤 us

WE'VE RAISED $3,359,727 SINCE OUR FOUNDING



For the first time in human history,

Shark Wheel has reinvented the shape of the wheel. Not only is the design aesthetically polarizing, but is has been scientifically proven superior from a functional point of view. After seeing Shark Wheel sign deals for NFL, NBA, MLB, Olympics, US Army, Samsonite and Harley Davidson products, there is no doubt in my mind that their growth potential is similar to other high-growth Silicon Valley tech companies.

Steven Maizes Vp lending Guaranteed Rate

LEAD INVESTOR   INVESTING $2,000 THIS ROUND & $25,000 PREVIOUSLY



I can see the vision and avenues for a successful investment in multiple industries.
Daniel Hancock
Enthusiastic Investor



Love the concept. Love the vision
Patrick Houlihan

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Gary Fleishman
Chief Executive Officer
Gary has management and business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company, Coldwell Banker. He is involved in all Shark Wheel dealings.




Zack Fleishman
Chief Operating Officer
A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more.




David Patrick
Chief Technology Officer
David reinvented the wheel. Literally. David started two highly successful companies multi-million dollar companies from the ground up. Shark Wheel is David's third startup company that was born from his groundbreaking scientific discovery.




Thomas Lindahl
Business Development
At multi-billion dollar company, Intex, Tom directed sales and marketing activities, followed by a Director of Sales position at Wham-O. Tom focuses on business development opportunities for Shark Wheel.




Istvan Fazekas
Graphic Design
Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadership and Management Expert in 3D modeling and visualization Eddie is a great asset to the Shark Wheel team.



Ibra Mesinovic
R&D
Ibra is Shark Wheel's genius engineer & co-inventor of several Shark Wheel designs. His R&D expertise led to successes in robot carrier systems, aluminium extrusion, exhaust systems, printing presses & web converting machines.




Jack Schaefer
Warehouse Operations
Jack is involved with shipping and receiving at Shark Wheel. Jack also builds out skateboards and manages shipping for every order. He also maintains inventory controls and other warehouse duties.



Larry B. Charles III
CAD
Larry has been involved in CAD design since he graduated at Airco Technical Institute for CAD/CAM technology in 1985. He received a certificate from Go Engineering in 2002 for Advance Solid/Hybrid Modeling. Larry creates all CADs for Shark Wheel




David Patrick Jr.
Wholesale
David manages wholesale and distributor orders at Shark Wheel. He also works directly with retail shops and international businesses to procure orders and fulfill their inventory needs.




Steven Maizes
Advisor
Steven works on a wide variety of business development topics including: product distribution, licensing deals, contract negotiations, marketing, financing opportunities and overall global company strategy.




Nicole Ifcher
Advisor
Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands.



Professor Mark Alpert
Advisor
Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. Professor Alpert has been featured in dozens of academic books.


In the news



We Reinvented the Wheel.
Literally.

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The circular wheel was always considered the final design with no room for improvement.

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP Tour for 10 years, I was no stranger to hard work, long hours, and relentless determination. I immediately saw the vast opportunity in joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the traditional wheel. Having won multiple international competitions in the skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patented Shark Wheel is a perfect fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, iv poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Please see our **Shark Wheel Industrial Products** section below to learn more.

Shark Wheel Company Structure

Shark Wheel Inc is the parent company that holds patents. There is currently one subsidiary that operates underneath called Shark Wheel Skate LLC. All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into. Investors will own Shark Wheel Skate and any other subsidiaries that may be created in the future.

In terms of investors getting paid, the two most likely scenarios are (1) selling the company and (2) investors receiving disbursements when the company feels it has enough extra funds to pay a dividend. For example, if Shark Wheel had $1 million in the bank at year end, it would just reinvest money back into the company, but if it had $10 million, it would pay a disbursement to all investors.

Conversion of Company to Delaware C-Corp

Shark Wheel converted to a Delaware C-Corp (from a California LLC). One of the biggest advantages of the conversion is that it allows Shark Wheel to take advantage of IRS Code 1202. The conversion started a 5 year clock (December 2023 completion) that allows Shark Wheel to sell the entire company and allows for profits to be tax free for all investors*. *To understand IRS Code 1202 in more detail, please click here.*

Shark Wheel's Valuation History

Shark Wheel has grown from*:

- *$10 million valuation in Q1, 2014

- *$15 million valuation in Q2, 2017

- *$25 million valuation in Q1, 2019

- *30 million valuation in Q1, 2020

- *35 million valuation in Q4, 2020

Previous valuations were in association to previous offerings, and determined by the company.

Media

Shark Wheel Aligned with Industry Leaders, Sports Leagues/Teams, the US Military and the Biggest Media Outlets


AS SEEN ON
FOX
Walmart
FedEx
SHARK TANK
Discovery
SkyValet
Samsonite
COMING SOON
SPORTS LUGGAGE - WITH SHARK WHEELS
WITH YOUR FAVORITE TEAM & UNIVERSITY LOGOS
NBA
LSU
AND SO MUCH MORE...

Shark Tank
(Season 6, Season Finale - First Look Abbreviated Edit)


Shark Wheel - Shark Tank
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DAVID PATRICK & ZACK FLEISHMAN
SHARK WHEEL
SHARK TANK
New • Friday 8|7c
#SharkTank

Discovery Channel


Shark Wheel on The Discovery Channel
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America's Next Investment TV Show
(The show has yet to air, but we have permission to show the episode)


America's Next Investment - Shark Wheel
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AMERICA'S NEXT
INVESTMENT

FedEx Commercial #1


Shark Wheel: Automating Shipping with FedEx
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FedEx Commercial #2


Shark Wheel FedEx Video "best longboard wheel"
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Shark Wheel's David Patrick Wins Innovator of the Year 2018


Shark Wheel's David Patrick Wins Innovator of the Year 2018
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Business

Major Projects

#1 Material Handling - Pallet Jack/Forklift

Line of pallet jack load wheels launched in Q4, 2020

SIGNED Deal. This is a recent update after nearly 4 years of R&D, scientific testing, and customer acceptance testing landed Shark Wheel a deal with one of the largest players in the industry. Per NDA, Shark Wheel must not divulge who the deal is with.

Advantages:

- **Longer Life**: After over 1 year of testing at multiple Fortune 500 companies, the Shark Wheel recorded a 50% longevity advantage in analog testing. Shark Wheels (540 degrees) have more surface area than a traditional wheel (360 degrees). The design of the wheel allows heat to escape more efficiently, which is the leading cause of wheel failures in this industry.
- **Rough Terrain**: Ability to go over more obstacles and debris. The sine waves tend to push small objects out of the way
- **Approach Angle**: Unique 30-degree approach angle lessens shock to operator and deflects small objects
- **Less Charging**: Up to 60% less friction in motion results in less charging and less downtime

*2 Patents Issued

Shark Wheel will sell into Classes 1-5 of the material handling industry:

- Class I: Electric Motor Rider Trucks
- Class II: Electric Motor Narrow Aisle Trucks
- Class III: Electric Motor Hand Trucks or Hand/Rider Trucks
- Class IV: Internal Combustion Engine Trucks
- Class V: Internal Combustion Engine Trucks


SHARK WHEEL
MATERIAL HANDLING
LONGER LIFE
ROUGH TERRAIN
APPROACH ANGLE


out of the way left and right. A traditional steamroller wheel tends to go over objects causing failure points.
HEAT DISSIPATION
Shark Wheels have more surface area to more effectively dissipate heat buildup. Shark Wheels run cooler and last longer.
LESS CHARGING
results in less charging and less downtime.
LESS SHOCK TO OPERATOR & MACHINE
SCIENTIFICALLY PROVEN ADVANTAGES
SHARK WHEEL
In a 2-year study conducted by San Diego State University, Mechanical Engineering Department, the Shark Wheel outperforms the traditional circular wheel in nearly every major wheel category.
6 months of real-world customer acceptance testing confirmed advantages
SharkWheel VS Standard Wheel
RPM
SEC
ROLLING RESISTANCE TEST
BASED ON NATURE
The Shark Wheel is a biomimetic invention that copies nature's motions
The way fish and sharks swim
The way radio waves and gamma rays move
The way the planets move around the Sun
The way humans walk with an alternating gait that defines a sine wave path



#2 Luggage

Signed licensing deals.

*✅Samsonite Golf Luggage
*✅Harley Davidson Luggage
*✅SkyValet Smart Luggage
*✅US Military Deployment Luggage (**New deal**, just signed in Q3 2020)
*✅NFL, NBA, MLB, NHL, PGA Tour, Olympics, 150 Top University Luggage (**Newest deal**, just signed in Q4, 2020)


SPORTS LUGGAGE - WITH SHARK WHEELS
COMING SOON
WITH YOUR FAVOURITE TEAM & UNIVERSITY LOGOS
NFL NBA LSU
AND SO MUCH MORE..


NFL
Dodgers
NBA
PATRIOTS
LAKERS
COWBOYS
ATLANTA FALCONS
ALABAMA CRIMSON TIDE
NEW YORK KNICKS
NHL
DETROIT RED WINGS
BOSTON RED SOX
PGA TOUR
LSU TIGERS
PITTSBURGH STEELERS

SkyValet luggage launched in 2019 with tens of thousands of units already purchased. The campaign reached nearly $1M. The campaign was stuck at $150k until a new marketing

company was brought on and they completely changed the marketing to feature Shark Wheels as the main feature on every picture and advertisement. See below link:

SkyValet Million Dollar Campaign


Sky Valet - Shark Wheel Video
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SkyValet Promo Video

A new product launch is Samsonite golf luggage with Shark Wheels. Shark Wheel always looks to establish itself with industry leaders. To be associated with the Samsonite brand name that is #1 in the industry is the start of many things to come.

Also, our Harley Davidson luggage is selling now at Harley Davidson dealers across the United States, as well as Amazon. See the Harley Davidson-Shark Wheel promo video below:


Harley Davidson Athalon Shark Wheel luggage bags
AERO MEXICO
AVIANCA
BRITISH AIRWAYS
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#3 Central Pivot Irrigation - Farming Wheel

Shark Wheel won a government grant through the National Science Foundation in January 2018 . The grant was for $225,000 to develop a state-of-the-art wheel for the central pivot irrigation industry. After performing extensive customer discovery interviews and graduating through the government's I-Corps program, Shark Wheel learned what the market desires in a wheel:

- Minimize rutting (the industry's largest issue is digging a trench)

- Non-pneumatic tire that can never go flat

- Modular design that makes maintenance easier and more cost-effective

- Enough traction to traverse clay-based and sand-based soils

- Priced with the current industry sweet spot

Shark Wheel built a wheel according to what the customer desires. The test was a success in 2018 and Shark Wheel applied for the Phase II portion of the grant. In Q2, 2019, Shark Wheel won Phase II of the grant for $724,313 to optimize the wheel and bring it to commercialization.

Shark Wheel already has a signed licensing deal with one company in the industry and two LOIs with industry leaders.

Retail prices are over $1,000 per wheel. Early estimated annual revenue $10+ million per year. This is a *very rough* assumption based on current data of selling over 16,000 wheels annually comparable to the leading technologies in the market. Agriculture may be Shark Wheel's largest industry moving forward. Test results show significant advantages, detailed below. More testing is needed to optimize load capacity, traction and price but commercialization is expected in 2021.


NSF


Modular Farming Wheel Video
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The Shark Wheel is named after the shape of shark jaws and through many iterations, Shark Wheel created another biomimetic design for its tire based on the shape of seagull wings. The flexing non-pneumatic, modular lugs of the tire design approximated the flotation of a pneumatic tire. The sine wave shape of the Shark Wheel was placed in the standard tandem configuration on central pivot irrigation machines and the result was a wheel that did not go over the same track as the wheel in front of it. The front wheel moved left-right-left, while the rear wheel moved right-left-right effectively creating a helix shape in the soil. In contrast to a traditional wheel that continues to move along the same track over and over again digging a rut, the Shark Wheel disrupted the soil in a snake-like shape, while the rear wheel pushed the soil back to where it began. This greatly minimized the industry-wide issue of rutting. Shark Wheel estimates an average farmer can save over $27,000 by switching to a sine wave wheel geometry because of less down time due to flat tires, less rutting and greater crop yield.



The most recent update came from a test farm in New Mexico where the following two successes were documented:

- 4" ruts left by traditional wheels transformed into 2" ruts after running the Shark Wheel in the existing ruts

- The most severe rutting on this test farm came from Tower #1. Traditional wheels dug a 14" rut. A track filler was used to give the Shark Wheel a smooth starting point. The Shark

14" rut. A track filler was used to give the Shark Wheel a smooth starting point. The Shark Wheels left a mere 1" rut on the same track

#4 Printing Industry - Shark Wheel Tape

Shark Wheel's new innovation. When Shark Wheel started the company, a list of industries was made. It was a long list ranging from small luggage wheels to large farming wheels and many in between. Wheels for the printing industry made it onto that original list. Shark Wheel was recently presented with information that flexo printers, wide web printers and narrow web printers would be a perfect entry point for the technology. In researching these machines, it was clear these printing machines often sell for hundreds of thousands of dollars. Clearly companies would not buy these machies with high frequency. That would mean Shark Wheel would not see high volume purchases. The idea seemed to come from the ether, but the decision was made to create tape. Yes, tape. Shark Wheel never imagined manufacturing tape.

The idea was to outfit all existing retraction rollers (wheels on the machines) with Shark Wheel Tape. Tape would be inexpensive for businesses with these printers to buy. Tape would eventually fail and buyers would need to replace it with more tape. And the hypothesis that Shark Wheel Tape would solve one of the industry's largest issues was the driver for us to move it to the top of our priority list and begin testing.

Problem and Solution

In the printing world, a spool of material (could be a newspaper, labels printed on everyday food products, etc) moves over retraction rollers, where the material is printed on. After the printing is completed, the material moves over more rollers before feeding into a final printed spool. All of this occurs in one machine with 20-30 rollers on average.

The issue: the faster the material goes through the machine, the more the material moves off-center. (To envision this, think of a printer at your home or work where the scanner or the printer starts printing paper at an angle and gets jammed) This is a huge problem and the only way to mitigate this is to tension the material. This means that tension rods stretch the material tightly on the long ends so the material is forced toward center. The stretching of the material creates a whole host of other problems where the printing has to be reconfigured and many other things are compromised. Overall, the issue of centering makes printers have to be tensioned.

Enter Shark Wheel Tape. The hypothesis was that the left-right-left-right oscillations of the sinusoidal design would naturally push the material toward center. The same way a human walks with an alternating gait averages to walking perfectly straight. The same way the left-right-left-right shape of the Shark Wheel averages to perfectly center and the wheel moves effectively in a straight line. If we could outfit all existing rollers with tape that has a raised Shark Wheel pattern on top, the material would only touch the Shark Wheel portion.

The Test

Tension was put on the lowest setting and the machine speed was turned up high. The result? Shark Wheel Tape produced a 20% improvement over every other solution that exists in the industry today. The tape was launched as a test product in September 2019 at the Labelexpo in Brussels, Belgium.

Commercialization

Shark Advantage (**SharkAdvantage.com**) is now the name of the printing division. The website, Facebook page, and LinkedIn page are all launching and we will start taking orders. The product solves many issues in web converting, flexography, digital, offset and screen printing. There are many other applications the technology will apply to, but this is the initial focus.

Shark Advantage Animation


Shark Wheel Tape - Printing Animation
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SHARK WHEEL

Multiple Shark Advantage Rollers


00074 printing video
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Printing Machine with Shark Advantage Sheets



00043 printing video
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Zoomed in Shark Advantage in Action



00059 printing video
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SHARK WHEEL
FLEXO, NARROW AND WIDE WEB PRINTING
IMPROVE YOUR PRINTING PERFORMANCE
CENTER MATERIAL
SharkWheel's patented tape utilizes calculated sine wave patterns to create micro vibrations, those oscillating vibrations continuously draw the material to the perfect center
LOWER TENSION
Shark Wheel Tape has been proven to require up to 20% less tension than standard rollers
INCREASE ROI
Increased control and register, decreased waste, wrinkling, and down time leads to a much higher ROI for your equipment and labor force
EASY, COST EFFECTIVE & LONG LASTING SOLUTION
STEP 1
Remove backing from pre-measured tape
STEP 2
Apply tape to rollers
STEP 3
Run with 20% less tension and optimal image stabilization
SHARK WHEEL
THE REINVENTION OF PRINTING

#5 Medical Applications

Medical Carts

New. Perhaps the most important wheel for Shark Wheel moving forward is the 4" caster. It is used on wheelchairs, strollers, medical carts, grocery carts, industrial products and is one of the most common-used sizes in the world. Here is one of the three versions being tested for medical carts with an anticipated launch in 2021. Alternative, more radical designs are being tested in 2020 to compare performance characteristics.

Shark Wheel Casters for Medical Carts Coming Soon
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Ambulance Cots

Developing wheel with one of the industry leaders. Licensing deal proposed. Prototype version 1.0 complete, currently going through testing.

Current ambulance cots have issues going over sand at the beach and traversing other unfavorable terrain. The Shark Wheel is considered an off-road wheel and performs best in challenging environments.

In the medical industry, Shark Wheel has opted to seek licensing deals. Shark Wheel is not interested in manufacturing in this industry and dealing with strict regulations and testing procedures.



Hospital Beds

Developing wheel with one of the industry leaders. Licensing deal proposed.

As mentioned above, in the medical industry, Shark Wheel has opted to seek a licensing opportunity. Shark Wheel is not interested in manufacturing in this industry and dealing with strict regulations and testing procedures.



Wheelchairs (Powered and Manual)

Shark Wheel believes it has reached the final design (not shown here so right to patent is not violated) and the wheel is currently being tested by an industry leader. Shark Wheel is in development on the front wheels for wheelchairs, which is the first point of contact for the wheelchair user.

Industry leader will begin testing soon for a 2020 launch. Initial tests show ability to traverse rough terrain and ability to swivel better than traditional circular wheels.



#6 Office Chairs

Recently, Shark Wheel has begun seriously prototyping office chairs. Based off of luggage

Recently, Shark Wheel has begun seriously prototyping office chairs. Based off of luggage caster wheel performance and other caster testing, Shark Wheel believes this is a project worthy of a high position on the prototyping list. In-house testing has shown clear performance advantages for office chairs and other wheeled-furniture applications.



Comparison between Shark Wheel and traditional casters



#7 Casters

The team is currently hard at work developing casters for use on:

- Office furniture

- Educational furniture (STEM/STEAM programs)

- Industrial carts

- Tennis ball carts

Many of these designs are under strict NDA and cannot be shown publicly yet. Just below are the some of the designs being purchased for an industry-leaving company in the educational space. These wheels will be outfitted onto modular cabinets and furniture for use in high schools around the US.



#8 Skateboards/Roller Skates

Skateboards
The majority of revenue to date has come from skateboard sales.

1. Shark Wheel Skate

- Shark Wheel Skate LLC (subsidiary owned by Shark Wheel, Inc.) controls all Shark Wheel skateboard sales

- The majority of revenue generated from May 2014-Present is Shark Wheel Skate LLC sales

- Over 30% growth year-over-year.

- Distribution in over 20 countries

- 54mm, 60mm, 70mm, 72mm and 95mm wheels in the product line

- Roller skates and roller skate wheels currently being sold to the mass market

2. Fathom by Shark Wheel

- Mass market/specialty store arm for Shark Wheel

- Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All parts are sourced from China

- Fathom by Shark Wheel was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. or Fathom by Shark Wheel (which is now trademarked) on the side of the wheels and/or packaging

- Fathom by Shark Wheel is currently seeking purchase orders from many other retailers around the world. Shark Wheel Jr. is already in Walmart and Fathom by Shark Wheel just received its first order from Big 5

- Fathom by Shark Wheel's products are sold domestically and internationally

- Selling OEM to various companies since 2017

- Partnership with KaZAM, another Shark Tank alum. KaZAM has placed purchase orders of tens of thousands of skateboards to date.



Electric Skateboard

Shark Wheel had its largest month in company history during COVID. May 2020-July 2020 produced over $1.1 million in gross sales. The electric skateboard launch was a big reason why.

- Thinnest skateboard in the market (for THIN model)

- Up to 30mph (for POWER model)

- Up to 25.2 mile range (for POWER model)

- Up to 28mph (for THIN model)

- Front and rear lights available for purchase

- 95mm Shark Wheels





Instagram

www.instagram.com/sharkwheel
Over **35,000** Followers



Facebook
www.facebook.com/sharkwheel
Over **26,000** Followers


SHARK WHEEL.COM
SHARK WHEEL
THE REINVENTION OF THE WHEEL


Shark Wheel Rough Terrain - User Submitted Videos (Snow, ...
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SHARK WHEEL

Watch Shark Wheel riders go over rough terrain in the video above



Children's Roller Skate - Reaches Stores 2019/2020

Scientific Product Testing







Test I - San Diego State University

Background

The Shark Wheel has been scientifically tested at the San Diego State University Mechanical Engineering Department.

In apples-to-apples testing, The Shark Wheel **was found to have a 15% longevity and 15% speed advantage.** Also, frictional tests were performed and some of the data is seen below showing a significant advantage compared to a traditional wheel.

Testing Equipment

Tests were performed and the testing rig **(seen above)** was designed and constructed by a team of engineering students at San Diego University, Mechanical Engineering Department. Testing has been completed as of December 2017.

The dynamic testing outlined in the following report was conducted at approximately 720rpms(17mph).





Trial 1: Experimental Results
[~700rpm, 45lbs]

Trial 2: Experimental Results
[~700rpm, 45lbs]

Trial 3: Experimental Results
[~700rpm, 45lbs]

Test I/B: Rough Surface Rolling Resistance
(Off Road Capabilities)

Shark Wheel ——— VS. Standard Wheel ———

Trial 1: Off Road Cababilities
[~700rpm, 45lbs]

Trial 2: Off Road Cababilities
[~700rpm, 45lbs]

Trial 3: Off Road Cababilities
[~700rpm, 45lbs]

Conclusion Test I

At a load of 30lbs the Shark Wheel demonstrated an average of 35.52% less rolling resistance at speeds ranging from 0-650rpms (approx. 15.5mph).
When loaded to 45lbs (per wheel) the Shark Wheel demonstrated 60.92% less rolling resistance.

Rolling resistance, also called rolling friction, is an important factor in many industries.

Test II - Conducted by Major Wheel Manufacturer

Another scientific test done by the largest skateboard wheel manufacturer in the world. They compared Shark Wheel to the leading wheels in the market in an apples-to-apples test. Same diameter, same durometer (hardness), same material.



Conclusion Test II

The Shark Wheel showed a **15% rebound advantage**. Rebound translates directly to speed. In the abrasion resistance test, Shark Wheel demonstrated a significant advantage as well. The lower the number in the abrasion resistance graph, the better it performed.

Additional Testing

In separate testing at a Canadian test facility, the Shark Wheel exhibited a **longevity/wear advantage**.

Tests performed by the German tv show, Galileo (similar to the Discovery Channel), found advantages in rolling resistance and off-road performance. The episode aired in December 2016.

Most recently, our material handling industry partner (pallet jacks, forklifts), completed 3 years of scientific testing and customer acceptance testing with a Fortune 50 company. Scientific testing showed a maximum of 600% longevity advantage (3 years of testing) and a real world test of 200% advantage.

Government Grants

Shark Wheel has been successful obtaining grants to date. Shark Wheel has won 3 out of 4 grants it has applied for and believes it is a good business decision to seek more grant opportunities.

The following is a list of awarded grants:

- FedEx Nationwide Small Business Grant Winner, 2015

- SBIR National Science Foundation Phase I grant ($225,000). Won in January 2018. (partnered with **major** company we cannot name per our NDA)

- SBIR NSF Phase II grant ($724,313). Won in April 2019. (aligned with multiple industry leaders in the irrigation segment of agriculture). Grant concludes in mid-late 2021.

Shark Wheel Strategy - The Domino Effect





R&D

Shark Wheel has primarily been a Research and Development company since 2014. Entering the skateboarding industry was the 'low-hanging-fruit'. It was a market with a low barrier to entry, a market in which consumers purchased wheels as a standalone item, and a market to act as a proof of concept. Shark Wheel proved the interest in the market and that the wheel is truly high-performance by winning several international competitions. Entering the skateboarding industry was also a way for Shark Wheel to pay the bills early on. Initially, it was a necessity for Shark Wheel to prototype various wheel sizes in different industries. There was much to learn about how a sine wave shaped wheel works under load, while swiveling, with different amplitudes and frequencies, and in various sizes and iterations. Shark Wheel had to prove though scientific testing and real-world testing that the shape worked well and using certain factors, outperformed the circular wheel.

Completed Product

Shark Wheel has completed products for skateboard wheels, longboard wheels, luggage wheels, pallet jack wheels and most recently printing tape. **Shark Wheel plans to extrapolate its current designs to enter other similar industries.** There will not be a need to continue prototyping any further for these congruent uses. For example, now that Shark Wheel completed its luggage wheel, it feels confident it can immediately license its technology to an office chair company without the need for further prototyping. The wheels in these industries are very similar and Shark Wheel plans to sign paperwork with all conceivable industries that would use an approximate 58mm wheel in a similar configuration. Even industries that scale up or down the size of the wheel in a similar configuration would work as well. Shark Wheel plans to sign licensing deals with scooter companies and other industries that use wheels similar to skateboard wheels. There would be no delay here either, as the design is considered final. No further prototyping is necessary.

The same can be said for pallet jack wheels. Any industrial application that uses a remotely similar wheel is ready for market with a Shark Wheel. The markets are vast in the industrial sector. Once Shark Wheel finishes prototyping its ambulance cot wheel, the market possibilities open up greatly. Dozens of industries use this particular configuration and Shark Wheel plans to exploit the completed design in as many industries as possible, as quickly as possible.

Strategy

Shark Wheel will not have large capital requirements using this strategy. It will primarily be a licensing entity. The following list is a summary of Shark Wheel's strategy moving forward.

Brand

Skateboarding and roller skating are the only markets that Shark Wheel plans to build a brand, manufacture and warehouse inventory.

Licensing Agreements

- Shark Wheel will license its technology to the vast majority of industries.

- Shark Wheel will license to companies that have specific testing requirements.

- One example is the ambulance cot company (name withheld for disclosure purposes). They requires high-level medical testing equipment and Shark Wheel will not do any forms of additional testing.

- Markets in which the wheel is assembled at the same factory as the final product.

- One example is Athalon (name included because **deal is signed**). Athalon has already put **Shark Wheels on Harley Davidson, Samsonite and SkyValet branded luggage.**

- Industries that do not have a replacement wheel market.

- One example is strollers. Consumers do not replace their stroller wheels.

- Shark Wheel will license its technology to companies

Manufacturing

- Shark Wheel will only manufacture under certain conditions.

- Each company must agree to warehouse Shark Wheel's manufactured product in order for Shark Wheel to sign a Master Supply Agreement.

- Shark Wheel will not obtain large facilities to warehouse large amounts of inventory.

- Shark Wheel aims to work primarily with #1 or #2 in each market and sign an exclusive agreement.

- Shark Wheel will determine on a case-by-case basis if it is more advantageous to manufacture or license.

- Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to

Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to float funds for inventory purchases.

Additional Market Opportunities

Projects on Hold/Just Activated

The following are projects that Shark Wheel has signed terms sheets with/in talks with that have been put on hold until the above projects have been completed:

- *Wagons* - wagons were just recently activated

- Walkers - one of the industry leaders

- *Kayak/Stand Up Paddle Carts* - one of the industry leaders.

- *Office Chairs* - one of the industry leaders, prototyping just activated

- *Military Cases/Coolers* - one of the industry leaders.

- *Oil/Gas Industry* (Roller Conveyance) - one of the industry leaders.

- *Vacuums* - one of the industry leaders.

Identified Markets

The following are markets that Shark Wheel has identified an advantage in, but currently has no traction.

- Strollers

- Shopping Carts

- Golf Carts

- IV Poles

- Hand Trucks

- ATV Vehicles

- Military Vehicles

- Printers

- Gym Equipment

- Planetary Rovers

- Tractors

- Tricycles

- Toys

Notable Milestones & Accomplishments









Media

- Aired on the most watched season finale in Shark Tank's history. Over 10 million Shark Tank viewers to date

- Aired on Discovery Channel for reinventing the wheel

- Filmed and aired on Galileo TV in December 2016 (Discovery Channel of Germany)

- Aired tv show, Xploration on FOX

- Aired on 3 FedEx Commercials to date that can be seen above in the media section

Intellectual Property

- **Issued patent.** Multiple patents issued. The general Shark Wheel shape, luggage wheel patents, pallet jack/forklift patents.

- **Issued patent.** Numerous countries in Europe have issued, as well as in China.

- Patent pending status for several more patents

- Trademark issued for Shark Wheel (for skateboard and roller skate wheels) in the United States and in China.

- Trademarks issued or pending in United States for multiple industries (including lawn and garden, wheelchairs, ambulance stretcher, forklifts, pallet jacks, hospital beds, etc).

Partners

- Signed deal with Athalon luggage. First contract ended, Shark Wheel renewed the contract. Multiple brands.

- In talks with over 10 major companies to put Shark Wheels on their products. Development deals, term sheets signed, licensing agreements signed.

- Partnered with KaZAM, another Shark Tank alum, to create youth skateboards for the sporting goods industry. Product has sold out in numerous Walmart locations and Big 5 Sporting Goods locations.

Miscellaneous

- Currently average over 150,000 visits to www.SharkWheel.com monthly. 25-34 years old is the largest demographic, followed by 18-24 years old

- Secured investments at $10 million valuation in 2014

- Secured investment from our law firm Wilson Sonsini (Google, LinkedIn, Tesla, etc.). They are of the largest law firms in the country and rarely invest in their clients.

- Scientifically proven performance advantages (at SDSU, see scientific testing below). Friction, speed, longevity, off-road performance, load.

- Paid for over $150,000 worth of wheel molds that have already been amortized.

- Secured a combo space (offices, warehouse, showroom)

- Built an extensive database of over 40,000 active email subscribers

- Created a prototyping division that secures signed prototyping contracts from major companies

- Won a FedEx small business grant (1 of 10 companies in the United States). FedEx has released three online FedEx-Shark Wheel commercials with over 2 million views

- Hundreds of 5 star verified purchase reviews across Amazon for Shark Wheel's skateboard line

- Created a tremendous buzz in the longboarding/skateboarding industry

- Won multiple international skateboarding/longboarding competitions

- Secured numerous international distributors

- Won SBIR NSF Phase I grant in January 2018 ($225,000)

- Won SBIR NSF Phase II grant in April 2019 ($724,313)

- Shark Wheel's inventor, David Patrick, wins Orange County's Innovator of the Year Award for 2018

- Roller skate, printing tape, and pallet jack set for early 2020 release

- Scientifically proven advantages for friction, speed, longevity, load capacity and off-road ability

Company History

The Shark Wheel was invented by David Patrick. The sine wave shape was a repeating pattern that David discovered all throughout nature and is nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait. The Shark Wheel name came from the wheel's identical shape to a shark's jaw (picture seen near top of campaign).

Shark Wheel launched through a Kickstarter campaign in June of 2013. Shark Wheel's fundraising goal of $10,000 was reached in 72hrs, finishing with $79,300 in a 30 day run. After the successful campaign, it took the company 7 months to solve the molding issues that prevented mass production. It was one thing to reinvent the wheel, then the company had to reinvent the mold, which is now patent pending.

Shark Wheel is able to pay the same price per wheel as any other wheel company. There is no price penalty or time penalty for any company choosing to use Shark Wheel products. For a company to violate Shark Wheel's patents and produce Shark Wheels in mass production successfully would be a massive undertaking (not to mention lawsuits) that would prevent any copycat manufacturers.

Patents and Trademarks

Shark Wheel has multiple issued patents in the United States, the European Union and China. Shark Wheel is patent pending with multiple other applications in process as well. Investment funds will be used to continue to strengthen the patent portfolio.

Shark Wheel already has issued trademarks in the United States and one in China for skateboard and roller skate wheels, as well as luggage wheels and pallet jack wheels. Other trademarks are pending in many industries including, medical equipment, wheelchairs and others.

Design & Advantages

Skinny Footprint / Wide Profile

The Shark Wheel has the benefits of a thin wheel and a wide wheel in one shape. The infographic shown below explains how the Shark Wheel has the skinny footprint of a thin wheel combined with the wide profile of the large wheel.



Thin circular wheels:

Low friction, fast, maneuverable, easy to swivel.

Wide circular wheels:

Off-road ability, load-capacity, lateral grip, longevity.

Shark Wheels combine the benefits of both thin and wide wheels:

Low friction, fast, maneuverable, easy to swivel.

Off-road ability, load-capacity, lateral grip, longevity.

Industrial Wheel Advantage

Heat - Failure Points

Wheels typically fail in industrial sectors due to heat. Whether its friction, load, or an embedded nail, the failure points become heat-related. Shark Wheels have built-in heat vents that allow heat to escape. A traditional wheel attempts to steamroll over objects - this allows for small objects to become embedded into the wheel and for additional friction and therefore heat to build up leading to failure. Shark Wheel's natural design allows for heat to escape, thereby increasing the life of the wheel.



Military Advantages

Aquatic Ability

Amphibious vehicles do not receive propulsion from their wheels. Shark Wheels aim to change that. Traditional wheels simply spin in water and do not provide any forward thrust. Shark Wheel's natural design digs into the water left and right, much like a freestyle swimmer. The alternating movements of the wheel would create the first amphibious vehicle capable of wheel propulsion. This is just one example of many for a Shark Wheel military application. This is a future application Shark Wheel would like to build with the aid of grant funding for the Department of Defense, DARPA, or another government agency.

Investor Q&A

What does your company do? ˅

Shark Wheel sells the only non-circular wheel in the world. Shark Wheel is currently entering many different industries from roller skates to forklifts to farming.

Where will your company be in 5 years? ˅

Shark Wheel hopes to be a household name selling wheels in no less than 20 different industries. It is not hard to imagine selling the company to Google, Goodyear or Michelin in 5 years.

Why did you choose this idea? ˅

The Shark Wheel was born from a scientific discovery made by Shark Wheel inventor, David Patrick. Once the wheel was found to have advantages compared to a traditional wheel, it was clear that a major business opportunity existed.

Why is it called the Shark Wheel? ˅

The Shark Wheel is the exact shape of shark jaws. It is also the shape of many things found in nature.

The Shark Wheel is a biomimetic invention that copies nature's motions
⬚ The way fish and sharks swim
⬚ The way radio waves and gamma rays move
⬚ The way the planets move around the Sun
⬚ The way humans walk with an alternating gait that defines a sine wave path.

What is the Shark Wheel's weakness? ˅

The Shark Wheel does not perform well on applications that lean/tilt. We have identified rollerblades, two-wheeled scooters, motorcycles and bicycles as the four industries we plan on not entering.

Are you planning to sell the company, go public, or something else? ˅

Shark Wheel switched to a c-corp (Shark Wheel, Inc.) in December of 2018. In December of 2023, Shark Wheel plans to take advantage of IRS Code 1202. This will enable Shark Wheel to sell the company and its investors be able to keep their profits tax-free. For more details

– COLLAPSE ALL

and clarifications on the law please read here:
https://www.investopedia.com/terms/s/section-1202.asp

What are the advantages of a Shark Wheel? ⌄

1. Rough Terrain. Shark Wheels #1 advantages across most industries. The sine wave shape tends to move around small pebbles, sand, water and other debris. Traditional wheels tend to steamroll over objects, which can lead to a decline in performance. The Shark Wheel design is also perfect for wet conditions funneling water away from the contact patch of the wheel adding grip. Rough terrain/off-road superiority has been scientifically proven by San Diego State University, Mechanical Engineering Department in 2 years of testing.

2. Longer Life. 15% longer when cruising - scientifically proven. Shark Wheels have multiple center points compared to 1 center point on normal wheels. Traditional wheels are prone to flatspots - they wear unevenly with only 1 center point. Shark Wheels are flatspot resistant. This has been scientifically proven by San Diego State University, Mechanical Engineering Department in 2 years of testing.

3. Approach Angle. Shark Wheels have a unique 30 degree approach angle that strikes objects at an angle unlike a traditional wheel. The approach angle of a Shark Wheel reduces shock to the user. This is very similar to how people driving their car intuitively know to go over a speed bump at an angle to reduce the shock in their car.

4. Friction. Up to 60% less friction than a traditional wheel. Frictional advantages have been scientifically proven by San Diego State University, Mechanical Engineering Department in 2 years of testing.

5. Swivel. The Shark Wheel swivels better than a traditional wheel. In industrial caster applications and luggage applications, the Shark Wheel does not 'scrub'. For example, luggage typically falls over when you suddenly transition left if you are moving straight ahead. Traditional wheels lock or scrub, while Shark Wheels smoothly transition.

6. Speed. Less friction touching the ground equates to less rolling resistance. Scientifically tested for rebound (which equates to speed) and found to have a 15% advantage.

7. Load capacity. Ability to handle more load. Load advantages have been scientifically proven by San Diego State University, Mechanical Engineering Department in 2 years of testing.

When did the idea for Shark Wheel happen? ⌄

The patent was filed in November of 2012. The company launched a Kickstarter in the summer of 2013. In May of 2014, Shark Wheel shipped its first set of wheels.

Will your sales drop do to COVID? ⌄

Shark Wheel had its largest month in company history during COVID. May 2020-July 2020 produced over $1.1 million in gross sales.

